April 7, 2009

Lynn Dicker
Reviewing Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: SmarTire Systems Inc. Form 10-KSB/A for the fiscal year ended July 31, 2008 Filed March 3, 2009 File No. 0-24209

Dear Ms. Dicker:

This letter has been prepared in response to your request for SmarTire Systems Inc. (the “Company”) to respond to the staff’s comments in a letter dated March 12, 2009 with respect to the Form 10-KSB/A for fiscal year ended July 31, 2008 filed by the Company on March 3, 2009.

Form 10-KSB/A for the fiscal year ended July 31, 2008

Comment 1:
We note your response to prior comment 5.  As you’ve stated, pursuant to paragraph 33 of SFAS 144, the criteria of paragraph 30 were met after the balance sheet date but before issuance of the financials statements.  However, it does not appear that all of the information required by paragraph 47(a) of SFAS 144 was disclosed in the notes to the financials statements.  Please tell us in your response what disclosures will be made in future filings to satisfy that requirement.

Response:
In future filings, we will expand the disclosure to include the information required by paragraph 47 of SFAS 144, including (i) a description of the facts and circumstances leading to the expected disposal, similar to the disclosures made under the captions “Material Terms of the Asset Sale” and “Reasons for the Asset Sale” in our Schedule 14A filed in connection with the asset sale; (ii) the carrying amount of the major classes of assets and liabilities included as part of a disposal group; and (iii) the gain or loss recognized in connection with the sale (for periods after the sale date).

Correspondence dated March 3, 2009

Comment 2:
We note that you did not provide the three acknowledgements requested in our previous comment letter dated February 9, 2009.  Please include the following acknowledgements in your response letter which addresses the comments above:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:	Please see below for acknowledgements.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David A. Dodge

David A. Dodge
Interim Chief Financial Officer

--